September 22, 2025

Randall D. Sampson
President and Chief Executive Officer
Canterbury Park Holding Corp
1100 Canterbury Road
Shakopee, MN 55379

       Re: Canterbury Park Holding Corp
           Registration Statement on Form S-3
           Filed September 16, 2025
           File No. 333-290279
Dear Randall D. Sampson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jeffrey C. Anderson